Ei Capital Distributors, LLC
Statement of Financial Condition
December 31, 2019

Assets	
Assets	
Cash	$ 8,857
Prepaid expenses	22,243
Total assets	$ 31,100
Liabilities and Member Equity	
Liabilities	
Accounts payable	800
Member Equity	
Member equity	$ 30,300
Total Member Equity	30,300
Total liabilities and member equity	$ 31,100